                                                           File Number 70-8759


SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Amendment No. 1
to
Form U-1

APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935

By

CONSOLIDATED NATURAL GAS COMPANY
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199

(a registered holding company)



Names and addresses of agents for service:

S. E. WILLIAMS, Senior Vice President
and General Counsel
Consolidated Natural Gas Company
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199


N. F. CHANDLER, General Attorney
Consolidated Natural Gas Service Company, Inc.
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199


       2                                              File Number 70-8759

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Amendment No. 1
to
FORM U-1

APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935


Item 1. Description of Proposed Transaction
        ___________________________________

	(a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

I. INTRODUCTION
   ____________

	Consolidated Natural Gas Company (the "Company" or "Consolidated") is a public utility holding company registered under the Public Utility Holding Company Act of 1935 ("Act"), and is in the business of owning and holding all of the outstanding securities (except for certain indebtedness of a distribution company acquired in 1990) of sixteen companies principally engaged in the natural gas business. The said subsidiary companies are engaged in natural gas exploration, production, purchasing, gathering, transmission, storage, distribution, marketing and by-product operations. Consolidated and its subsidiaries are herein referred to as the "Consolidated System" or "CNG System."

II. FORMATION OF CNG INTERNATIONAL
    ______________________________

	Consolidated proposes to form CNG International Corporation ("CNG International")as a new Delaware subsidiary which would become the primary vehicle for the Company to invest in energy related businesses, including exempt wholesale generators ("EWGs") as defined in Section 32(a) of the Act and foreign utility companies ("FUCOs") as defined in Section 33(a) of the Act outside the United States. Consolidated proposes to invest up to $300,000,000 in such businesses (other than EWGs and FUCOs) during the period beginning from the time an order is issued in this proceeding through March 31, 2001. Investments in EWGs and FUCOs will be made outside the $300 million cap and subject to the limitations of Rule 53 promulgated under the Act. Any direct or indirect investment by CNG International in an EWG or FUCO would not be undertaken if, as a consequence, the aggregate direct and indirect investment by Consolidated in all EWGs and FUCOs would exceed 50% of the Company's consolidated retained earnings. CNG International would have 50,000 shares of common stock, $10,000 par value per share, authorized, for an aggregate capital stock authorization of $500,000,000. However, financing of CNG International by Consolidated may occur in the form of short-term and long-term loans in addition to capital stock sales, as described in greater detail under "V Source of Funds" below.

	In addition to the $300 million intra-system financing authorization requested above, Consolidated also seeks authority herein for parent company guarantees and other credit support arrangements in the amount not to exceed $300 million. This request for credit support authorization is described in more detail under "VI PARENT COMPANY GUARANTEES AND OTHER CREDIT SUPPORT" below.

	Consolidated seeks to engage in international energy activities in order to (i) participate in the more rapid economic growth of international or foreign energy businesses, (ii) obtain the higher rates of return on equity that may be obtained from investments in such activities, (iii) utilize to its profit its expertise developed in the emerging competitive energy markets in North America, and (iv) obtain further knowledge of developing energy markets through strategic alliances with companies already involved in the international energy industry. The types of foreign businesses in which Consolidated may invest would include both utility and nonutility companies.
For example, Consolidated has recently entered into an alliance agreement with MetNorth Energy ("ME"), an electric utility company in Sydney, Australia, for the purpose of working together to seek out, identify, evaluate and participate in opportunities in the energy sector in Australia and certain Asian countries. Consolidated is also currently evaluating a possible investment in the natural gas pipeline infrastructure in Bolivia.

III. TYPES OF ENERGY BUSINESSES IN WHICH CNG INTERNATIONAL
     WOULD ENGAGE
     __________________________________________________

	A. EWGs and FUCOs

		1. General

	CNG International may acquire securities or interests in the business of one or more EWGs located outside of the United States and FUCOs. Request is made for CNG International to form and finance intermediate subsidiary companies ("Intermediate Companies")so that they may acquire interests in, finance the acquisition of and hold the securities of EWGs and FUCOs.

	Sections 32 and 33 of the Act permit a registered holding company to acquire and maintain interests in one or more EWGs or FUCOs, as the case may be, without the need to apply to or receive the approval of the Commission. Thus the amount of any financing of CNG International by Consolidated from its internally generated funds for the purpose of investing in EWGs and FUCOs will not be calculated against the $300 million authorization requested in this proceeding, but will be subject to compliance with Rule 53.

		2. Use of Intermediary Companies

	Intermediate Companies would be special purpose subsidiaries exclusively engaged in activities to facilitate the consummation of investments in EWGs and FUCOs, and would enhance the ability of CNG International to respond quickly to investment opportunities. Further, it has been the particular experience of those investing in FUCOs that the use of Intermediate Companies are often necessitated by business concerns such as foreign ownership requirements in countries where FUCOs are located, the need to facilitate investments via a consortium of companies where each member thereof has a consolidated subsidiary involved in the final FUCO structure for tax and accounting purposes, or to ease subsequent adjustments to or sales of interests among members of the ownership group. An Intermediate Company may be organized at the time of the making of bids or proposals to acquire an interest in any EWG or FUCO or at any time thereafter in order to facilitate the bidding and subsequent consummation of an acquisition of an interest of an EWG or FUCO.

	Consolidated also proposes that CNG International or any Intermediary Company will issue equity securities and debt securities to persons other than Consolidated (and with respect to which there will be no recourse to Consolidated), including banks, insurance companies and other financial institutions, exclusively for the purpose of financing (including any refinancing) of investments in EWGs and FUCOs. It is anticipated that the issuance of such securities will generally be exempt transactions pursuant to Rule 52 under the Act. It is also possible that issuances of securities by certain subsidiaries engaged in gas related activities may be exempt pursuant to Rule 16 under the Act.

		3. Compliance with Rule 53

	Any direct or indirect investment by CNG International in any EWG or FUCO would be consummated only if, at the time thereof, and giving effect thereto, Consolidated's "aggregate investment" determined in accordance with Rule 53(a)(1)(i) in all EWGs and FUCOs would not exceed 50% of Consolidated's consolidated retained earnings as defined in Rule 53(a)(1)(ii). As of September 30, 1995, one-half of the Company's consolidated retained earnings was $634,048,000; the Company's investment in EWGs as of the date of filing of this application-declaration ("Application") is estimated to be approximately $18,000,000.

	The books and records of Consolidated's two current EWGs are kept in conformity with United States generally accepted accounting principles ("GAAP"), the financial statements are prepared according to GAAP, and Consolidated undertakes to provide the Securities and Exchange Commission ("Commission" or "SEC") access to such books and records and financial statements as it may request. It is anticipated that a minimal number of employees of Consolidated's domestic public-utility companies will render services, directly or indirectly, to EWGs and FUCOs in the Consolidated System, and the number of such employees shall not in any event exceed two percent of the total number of employees of such utility companies.

	A copy of this Application has been submitted to the public utility commissions of the States of Ohio, Pennsylvania, West Virginia and Virginia, which are the only regulators having jurisdiction over the retail rates of the public-utility companies in the Consolidated System. In addition, Consolidated will submit to each such commission a copy of any Rule 24 certificate required hereunder, as well as a copy of Item 9 of Consolidated's Form U5S, including Exhibits G and H thereof.

	None of the conditions described in Rule 53(b) under the Act exist with respect to Consolidated, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable.

	B. Other Energy Related Activities

		1. General

	Consolidated proposes that CNG International be authorized to seek out, identify, evaluate and invest in opportunities in the foreign energy sector. Interests may be acquired in persons engaged in gas exploration and production, gas transmission and storage, the brokering and marketing of electricity, gas and other energy commodities, the sale and servicing of energy equipment and services related to the foregoing. CNG International may also engage in the energy consulting business in foreign energy markets. All of such activities are referred to herein as "Foreign Energy Activities." CNG International may also acquire interests in other categories of international or foreign energy activities to the extent that such acquisition may be exempted under a rule of general applicability hereafter adopted by the Commission.

	The brokering and marketing of gas by CNG International or its subsidiary would be activities similar to those currently engaged in the United States by CNG Energy Services Corporation ("CNG Energy"), a wholly owned non-utility subsidiary of Consolidated. Electricity marketing by CNG International or its subsidiary would be similar to that currently conducted by CNG Power Services Corporation, an EWG and a wholly owned subsidiary of Consolidated. The proposed combination of doing gas, electric and other energy commodity brokering and marketing in CNG International or a subsidiary thereof is similar to the energy arbitrage activities for which CNG Energy has made application in a pending Form U-1 proceeding at File No. 70-8631. Public notice of this filing was given by SEC Release No. 35-26304, dated June 9, 1995.
	The amount of investments in Foreign Energy Activities utilizing funds obtained from Consolidated would be calculated as part of the $300 million funding requested in this Application. Further, no investments will be made in any Foreign Energy Activities if such activities would cause CNG International or its direct or indirect subsidiary companies to become a public utility company under the Act.

		2. Alliance with ME

	Consolidated has entered into a strategic alliance agreement ("Alliance") with ME of Sydney, Australia. The Alliance, in accordance with Rule 51, states that the arrangements between the parties are subject to approval of the Commission under PUHCA. A copy of the Alliance is filed as Exhibit B-1. ME was formed on October 1, 1995, by the amalgamation of electricity distributors Sydney Electricity and Orion Energy. The amalgamation is part of an Australian energy restructuring that will allow the new company to also market natural gas and strive to become Australia's leading total energy services organization.
ME currently is the largest distributor of electricity in Australia, distributing electricity to 1.3 million customers in the state of New South Wales. It also tests and certifies electrical distribution equipment for companies throughout Australia and Asia, and has electricity distribution and other projects underway in Indonesia, Vietnam and China.

	ME desires to obtain more expertise in the natural gas sector of the energy industry. Consolidated through its subsidiaries has developed broad experience in operating in a competitive energy market in North America and now desires to enter the energy markets of Australia and Asia.

	Consolidated and ME have accordingly agreed through the Alliance to co-operate and work together in a strategic alliance with the object of seeking out, identifying, evaluating and participating in Foreign Energy Activity, EWG and FUCO opportunities (including electricity and gas generation, production, transmission, distribution, marketing, sale and related services) in Australia and certain Asian countries. ME would bring to the venture, among other things, its expertise and experience in design, construction and operation of technology relevant to all aspects of the electricity industry and marketing of electricity, its knowledge of the diversity of electricity customer types and their needs, and the benefit of its business establishment in Australia and Asia. Consolidated would contribute to the venture, among other things, its expertise and experience in design, construction and operation of technology relevant to all aspects of the natural gas industry and marketing of natural gas, its knowledge of the diversity of natural gas customers and their needs, its business contacts and experience with United States headquartered multinational corporations with interests and operations in Asia, and its detailed understanding of the regulatory regimes applicable to the electricity and natural gas industries in North America (which are models being considered by Governments in Asia when establishing their own regimes).

	Affiliates of American utility companies, Entergy Corporation, PacifiCorp, Texas Utilities Co., Utilicorp and General Public Utilities Corp., have within the past few months acquired interests in the Australian utility industry.
Each of the five electric distribution companies recently sold off by the government of Victoria (carved out of the former State Electricity Commission of Victoria) now have full or partial ownership by one of these United States utility affiliates. One of these acquisitions involves an electric-gas energy business combination, i.e. the acquisition of Solaris Power Ltd, serving Melbourne, by a 50-50 joint venture of General Public Utilities subsidiary
Energy Initiatives, Inc. and Australian Gas Light Co., the largest private gas utility in Australia.

	The Alliance provides for the development of an initial 18 month business plan to identify opportunities for the venture, and that the parties shall each be responsible for their own expenses incurred in a joint evaluation process.
The parties would enter into additional agreements with respect to future potential investment opportunities as they arise. CNG International may enter other alliances similar to the one with ME, and make further investments pursuant to such additional alliances as to take advantage of Foreign Energy Activity, EWG and FUCO opportunities.


		3. Evaluation of Possible Bid for Bolivian
		   Gas Transportation Facilities

	CNG Energy was originally authorized to engage in the gas marketing business by Commission order dated February 27,1987, HCAR No. 24329, File No. 70-7225. Certain restrictions on CNG Energy to generate off-system revenues were removed pursuant to the Gas Related Activities Act of 1990 (Pub. L.101-572, November 15, 1990) ("GRAA") by Commission order dated August 7, 1992, HCAR No. 25600.

	In order to further an expansion of its gas marketing business, CNG Energy has entered into a Joint Evaluation and Cost Sharing Agreement ("Agreement") with Panhandle International Development Corporation ("PIDC"), a subsidiary of Panhandle Eastern Corporation, and two other affiliates of major United States natural gas companies. The Agreement, a draft of which is filed as Exhibit B-
2, is in response to the Bolivian government's solicitation of proposals to acquire certain gas transportation assets of Yacimientos Petroliferos Fiscales Bolivianos. The parties to the Agreement are to equally share the expenses of PIDC in its evaluation of the Bolivian assets with the goal of the parties possibly submitting a joint proposal to acquire such assets in the near future.

	The Agreement permits a party to assign to an affiliate its rights or delegate its obligations and duties thereunder without the express consent of the other parties. CNG Energy would assign its rights under the Agreement to CNG International subsequent to the authorization of its formation pursuant to an order obtained in this proceeding. The basis for such transfer is that any investment in the Bolivian project would be an investment in a Foreign Energy Activity such that CNG International would be the more appropriate company in the CNG System to further pursue the opportunity involved.

		4. Consulting and Other Services

	Request is also made for CNG International and its affiliates to sell goods and to provide consulting, administrative, technical, construction, operating and maintenance and other management services to non-affiliated persons with respect to their foreign operations. Such services may consist of consulting as to natural gas and electricity acquisition and marketing, for example, based on the expertise with respect to such activities developed in the Consolidated System, particularly that of CNG Energy and CNG Power Services Corporation, the CNG's System's gas and power marketers, respectively. CNG International may also offer natural gas exploration, production, transmission and distribution consulting services based on the CNG System's expertise in these areas. All of the above services and goods would be provided to non-affiliates at market based rates sufficient to cover CNG International's cost and a reasonable profit.
	CNG International and its affiliates may also provide services and sell goods of the type described in the preceding paragraph to entities wholly-owned by CNG International or one of its subsidiaries, or jointly owned with a person with which it has an alliance agreement. Request is made for CNG International or any of its subsidiaries to provide such services and sell goods at market based rates if the recipient is an associate company which does not derive, directly or indirectly, any material part of its income from sources within the United States and which is not a public-utility company operating within the United States. Request is further made for CNG International or any of its subsidiaries to provide such services and sell goods at market based rates if the recipient does not provide services or sell goods directly or indirectly to any CNG System domestic utility affiliate.
	In order for any of CNG International and its affiliates to provide the above consulting services and goods, it may contract with associate companies in the CNG System. Services and goods obtained from utility companies within the CNG System would be at cost under Rules 90 and 91. Services or goods from non-utility companies within the CNG System may be transacted either at cost or at market based rates, except that services and goods provided by Consolidated Natural Gas Service Company, Inc. or another associate company substantially involved in providing services to CNG System utility companies will be at cost.

		5. Foreign Energy Activities May Be Conducted
             through Various Arrangements

	CNG International requests authority to enter into arrangements to carry on Foreign Energy Activities in one or more of the following forms:

1.	CNG International may acquire an ownership interest, which may be up to
100% of the voting or non-voting stock, in one or more corporations established for the sole purpose of engaging in Foreign Energy
Activities. The organizational documents governing such corporations will expressly limit their activities to Foreign Energy Activities.

2.	CNG International may establish one or more wholly-owned limited purpose subsidiary corporations to invest and participate in partnerships or joint ventures to be formed with unrelated persons or entities for the sole purpose of engaging in Foreign Energy Activities. The organizational documents governing such partnerships, joint ventures or corporations would expressly limit their activities to Foreign Energy Activities. As indicated below, the financing of these wholly-owned subsidiaries would mirror the financing provided by Consolidated to CNG International for the purpose of the subject investment.

	It is anticipated that most intra-system financings among, and external financings of, CNG International and its subsidiaries will be exempt pursuant to Rule 52 under the Act. However, there may arise the need to issue securities in a transaction with respect to which an exemptive rule under the Act might not apply. Such securities would encompass interests in partnerships, joint ventures or other entities, and all other types of equity instruments regardless of preference with respect to, or conditioned on, distributions of the issuer upon liquidation or otherwise. Fees, commissions and expenses expected to be incurred in connection with the issuance of such securities will not exceed (a) those amounts prescribed by statute or regulation, in the case of filing or registration fees charged by governmental agencies; (b) cost, in the case of fees and/or expenses charged by CNG System associates; or (c) in all other cases, fair, reasonable and customary fees and commissions at market rates, comparable to those incurred in similar transactions by similar companies, and arrived at in a negotiated, competitive and/or arms-length manner. Fees, commissions and expenses of any underwriter that may be incurred with respect to such securities will not exceed those amounts generally paid at the time of pricing for sales of such securities issued by companies of comparable credit quality and having similar terms, conditions and features. Consolidated therefore requests that the Commission reserve jurisdiction over the issuance of such additional types of securities. Consolidated also undertakes to cause a post-effective amendment to be filed in this proceeding which will describe the general terms of each such security and request a supplemental order of the Commission authorizing such transactions. Consolidated further requests that each supplemental order be issued by the Commission without further time-consuming public notice.
	Pursuant to the authorizations requested above and without limiting the same, CNG International and its subsidiaries would be able to acquire, without further Commission approval, (i) up to 50% of the voting or nonvoting stock, in one or more corporation, (ii) up to 50% of the general partnership interests or voting equity interests in one or more other joint business entities such as joint ventures or limited liability companies, or (iii) up to 100% of the limited partnership interests in one or more partnerships, provided all of such corporations, partnerships or other entities are established for the sole purpose of engaging in Foreign Energy Activities which also qualify as natural gas activities covered by the Gas Related Activities Act of 1990 (Pub. L 101-572, November 15, 1990) ("GRAA"). This would be similar to the authorization granted to CNG Energy in Commission order dated July 26, 1995, HCAR No. 26341, File No. 70-8621. It is anticipated that external financings of such jointly owned entities will be exempt pursuant to Rule 16 under the Act.

IV. LEGAL BASIS FOR AUTHORIZING ENERGY RELATED ACTIVITIES OF CNG INTERNATIONAL
    __________________________________________________________________________

	Consolidated is of the opinion that the proposed activities of CNG International should be permitted under the GRAA and Section 11(b) of the Act for the reasons given in the legal memorandum which is filed as Exhibit B-3. Essentially, Consolidated believes that the proposed transactions for CNG International and its subsidiaries will inure to the benefit of consumers of the CNG System.
	Further, the proposed activities of CNG International are clearly appropriate in the public interest as evidenced by the recent history of federal legislation and regulatory action which has strongly promoted the development of competitive energy markets. Such legislation and regulation consists of Public Utility Regulatory Practices Act of 1978, 16 USCA 796; cogeneration statutes, Pub. L. 99-186 and 99-553; the GRAA, FERC Order 636 and the Energy Policy Act of 1992, Pub. L. 102-486.

V. SOURCE OF FUNDS
   _______________

	It is proposed for CNG International to raise funds for the proposed transactions for which authorization is requested herein by (i) selling shares of its common stock, $10,000 par value per share, to Consolidated, (ii) open account advances as described below, or (iii) long-term loans from Consolidated, in any combination thereof. Consolidated will obtain the funds required for CNG International either through internal cash generation or from financings at the time authorized by the Commission, such as pursuant to the five year intrasystem financing authorization requested by Consolidated in the proceeding at File No. 70-8667.
	The open account advances and long-term loans will have the same effective terms and interest rates as related borrowings of Consolidated in the forms listed below:

1.	Open account advances may be made to CNG International on a revolving basis to provide working capital and to finance the activities authorized by the Commission. Open account advances will be made under letter agreement with CNG International and will be repaid on or before a date not more than one year from the date of the first advance with interest at the same effective rate of interest as Consolidated's weighted average effective rate for commercial paper and/or revolving credit borrowings.
If no such borrowings are outstanding, the interest rate shall be predicated on the Federal Funds' effective rate of interest as quoted daily by the Federal Reserve Bank of New York. Only outstanding amounts of open account advances will be calculated against the $300 million cap on financing requested herein.

2.	Consolidated may make long-term loans to CNG International for the financing of its activities. Loans to CNG International shall be evidenced by long-term non-negotiable notes of CNG International (documented by book entry only) maturing over a period of time (not in excess of 50 years) to be determined by the officers of Consolidated, with the interest predicated on and equal to Consolidated's cost of funds for comparable borrowings. In the event Consolidated has not had recent comparable borrowings, the rates will be tied to the Salomon Brothers indicative rate for comparable debt issuances published in Salomon Brothers Inc. Bond Market Roundup or similar publication on the date nearest to the time of takedown. All loans may be prepaid at any time without premium or penalty.

VI. PARENT COMPANY GUARANTEES AND OTHER CREDIT SUPPORT
    __________________________________________________

	Application is made for Consolidated, CNG International and its subsidiaries, including Intermediary Companies, to enter guarantee arrangements, obtain letters of credit, and otherwise provide credit support with respect to obligations of their respective subsidiaries (including EWGs and FUCOs) to third parties as may be needed and appropriate to enable them to carry on in the ordinary course of their respective businesses. The maximum aggregate limit on all such credit support by Consolidated, CNG International and its subsidiaries at any one time will be $300 million. The $300 million in guarantees and other credit support is in addition to the $300 million limit on intra-company financing requested elsewhere herein.

VII. AUTHORIZATIONS REQUESTED
     ________________________

	The following authorizations are hereby requested. All funding by a CNG System parent company of its immediate subsidiary pursuant to this Application would be in the form of (a) the sale of the subsidiary's common stock to the parent, (b) open account advances from the parent to the subsidiary, and/or (c) long-term loans from the parent to the subsidiary. Any providing of funds by Consolidated to CNG International can be in any combination of these three forms of financing; and any financing between CNG International and its subsidiaries utilizing such Consolidated sourced funds will be in the same combination of forms that exists between the Consolidated and CNG International in the transaction which causes CNG International to obtain such funds.
External financing at or below, and intrasystem financing below, the CNG International level is anticpated to occur pursuant to Rule 52. All the authorizations described below would be for a period ending December 31, 2005.

1. For CNG International to obtain up to $300 million from Consolidated for the purpose of investing in international energy activities as described herein.

2.	For CNG International to acquire interests in Intermediary Companies, and to acquire interests in entities engaged exclusively in Foreign Energy Activities, and in Foreign Energy Activities directly itself.

3.	For CNG International and its subsidiaries to enter into contracts whereby they would provide consulting and other Foreign Energy Activity services to unrelated parties and associated companies as described herein, and for an exemption from the cost standard pursuant to Section 13(b) of the Act and Rule 83.

4.	For Consolidated to make guarantees and/or provide other credit support, either directly or indirectly through CNG International and its subsidiaries, of foreign energy transactions in which CNG International has a direct or indirect interest, provided that the total amount of such guarantees and other credit support shall not exceed $300 million at any one time.

5.	For CNG International and its subsidiaries to enter into agreements with associated companies with respect to the provision of services and goods as described in more detail herein, and for an exemption from the cost standards pursuant to Section 13(b) and Rule 83 for transactions of CNG International and its subsidiaries with certain non-public utility associate companies involving services or goods.

VIII. FILING OF CERTIFICATES OF NOTIFICATION
      ______________________________________

	It is also requested that Rule 24 Certificates of Notification be filed within 60 days after the end of each semi-annual calendar period to report to the Commission with respect to transactions authorized pursuant to this filing. Such certificates shall contain a CNG International balance sheet as of the end of such period, and a statement of income and expense for the period.
	The certificates will also contain a summary of services provided by associate CNG System companies to CNG International or its subsidiaries. This summary will detail the service provided, identify the company providing the same, the total full-time equivalent employees involved in such service activities during the reporting period, the charge for such service and the method of calculating such charge (cost or market).

Item 2.  Fees, Commissions and Expenses
         ______________________________

	(a) State (i) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(ii) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

	It is estimated that the fees, commissions and expenses ascertainable at this time to be incurred by Consolidated in connection with the herein proposed transaction will not exceed $26,000, consisting of the $2,000 filing fee under the Act, $10,000 payable to Consolidated Natural Gas Service Company, Inc. ("Service Company") for services on a cost basis (including regularly employed counsel) for the preparation of this application-declaration and other documents, $10,000 payable to non-affiliated professionals, and $4,000 for miscellaneous other expenses.

	(b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

	The charges of Service Company, a subsidiary service company, for services on a cost basis (including regularly employed counsel) in connection with the preparation of this application-declaration and other related documents and papers required to consummate the proposed transactions are as stated above.


Item 3.  Applicable Statutory Provisions
         _______________________________

	(a) State the section of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

	Sections 6(a) and 7 and Rule 43 are deemed applicable to the issuance of securities by CNG International and its subsidiaries.

	Sections 9(a) and 10 are deemed applicable to the acquisitions (i) by Consolidated of the capital stock, open account advance debits and notes of their respective subsidiaries, CNG International and its subsidiaries.

	Sections 12(b) and Rule 45 are considered applicable to loan arrangements among Consolidated, CNG International and its subsidiaries, and to guarantees of parent companies as requested herein.
	Section 13(b) and Rules 83, 87, 90 and 91 are deemed applicable to certain of the proposed service arrangements with respect to which authorization is sought.
	Section 32 and 33 and Rules 53 and 54 apply to the financing activities involving EWGs and FUCOs.
	Section 11(b)(1) of the Act and the Gas Related Activities Act of 1990 apply to the energy related transactions proposed for CNG International.
Section 3(b) of the Act may apply in so far as issuance of securities by CNG International and its subsidiaries would not fall within the purview of the exemption in Rule 52 or Rule 16.
	If the Commission considers the proposed future transactions to require any authorization, approval or exemption, under any section of the Act for Rule or Regulation other than those cited hereinabove, such authorization, approval or exemption is hereby requested.


	(b) If an applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate or of which it will become an affiliate as a result of the proposed transaction, and the reasons why it is or will become such an affiliate.


	Not applicable.

Item 4. Regulatory Approval
        ___________________

	(a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the Securities and Exchange Commission) over the proposed transactions.

	The financing authorization sought herein is not subject to the jurisdiction of any State or Federal Commission (other than the Commission).


	(b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.


	Inapplicable.


Item 5.  Procedure
         _________

	(a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

	It is hereby requested that the Commission issue its order with respect to the transaction proposed herein on or before March 15, 1996.


	(b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division
Investment Management - Office of Public Utility Regulation may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

	It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transactions. The office of the Division of Investment Management - Office of Public Utility Regulation may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


Item 6.  Exhibits and Financial Statements
         _________________________________

	The following exhibits and financial statements are made a part of this statement:


	(a)  Exhibits

	B-1 Strategic Alliance Agreement, dated November 7, 1995, between Consolidated and ME.

	B-2 Draft of Joint Evaluation and Cost Sharing Agreement, dated November 28, 1995, among PIDC, Sonat Americas Inc.,
	        El Paso Energy Development Company, and CNG Energy
	        Services Corporation.

	B-3     Legal Memorandum.

	F       Opinion of counsel for Consolidated.
	        (To be filed by Amendment)

	O       Draft of Notice.

	(b)  Financial Statements

	Financial statements are deemed unnecessary with respect to the authorizations herein sought due to the nature of the matter proposed. However, Consolidated will furnish any financial information that the Commission shall request.


Item 7.  Information as to Environmental Effects
         _______________________________________

	(a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102 (2) (C) of the National Environmental Policy Act 42 U.S.C. 4232 (2) (C). If the response to this item is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons or that response.

	The proposed transactions do not involve major federal action having a significant effect on the human environment.  See Item 1(a).


	(b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.


	No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                  CONSOLIDATED NATURAL GAS COMPANY

                                  By  D. M. Westfall

                                  Senior Vice President
                                  and Chief Financial Officer








Date:  February 13, 1996